Proxy

Type of Meeting:	Annual General Meeting
Name of Company:	CanAlaska Uranium Ltd.
Meeting Date:	September 23, 2009
Meeting Time:	10:00 a.m.
Meeting Location:	#1020 – 625 Howe Street, Vancouver, B.C., V6C 2T6 - CANADA

The undersigned Member of the Company hereby appoints, Peter Dasler, President of the Company, or failing this person, Frances Petryshen, Secretary of the Company, or in the place of the foregoing, ____________________________________,  (Please Print the Name) as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed information circular)

		For	Withhold
1.	To appoint James Stafford, Inc., Chartered Accountants as the Company’s auditors and to authorize the directors to fix their remuneration	_______	_______

2.	To set the number of directors at six	_______	_______

3.	To elect as Directors for the ensuing year:
	(a) Peter Dasler	_______	_______
	(b) Emil Fung	_______	_______
	(c) Hubert Marleau	_______	_______
	(d) Jean Luc Roy	_______	_______
	(e) Amb. Thomas Graham Jr.	_______	_______
	(f) Victor Fern	_______	_______

		For	Against
4.	Ratification of actions, deeds and conduct of directors	______	______

5.	To transact any other business which may properly come before the meeting	_____________	_____________

The undersigned member hereby revokes any proxy previously given to attend and  vote at said meeting.

 Please sign here: _________________________________________

Date: _________________________________________________

This proxy form is not valid unless it is signed and dated. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing  person to do such.

To be represented at the meeting, this proxy form must be received at the office of "CIBC Mellon Trust Company" by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting. The mailing address of CIBC Mellon Trust Company, 1600-1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9 and its fax number is (604) 688-4301.

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1.	This Proxy is solicited by the Management of the Company.
2.	(i)	If the member wishes to attend the meeting to vote on the resolutions in person, please register your attendance with the Company's scrutineers at the meeting.
(ii)

If the member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the member's vote will be counted at that time.

3.

If the member can not attend the meeting but wishes to vote on the resolutions, the member can appoint another person, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

4.

If the member can not attend the meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

5.

The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any ballot of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.   With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

6.

If the member votes on the resolutions and returns the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend the meeting, the member must revoke the proxy form by sending a new proxy form with the revised instructions.

THE PROXYHOLDER MAY AT HIS DISCRETION VOTE UPON ANY AMENDMENT OR VARIATION OF THE ABOVE MATTERS OR ANY OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.  (THE SHAREHOLDER MAY REVOKE THIS DISCRETION BY PLACING HIS INITIALS IN THE SPACE PROVIDED IMMEDIATELY BELOW :)

Voting discretion denied  __________________________

The undersigned member hereby revokes any proxy previously given to attend and  vote at said meeting.

Please sign here: _________________________________________

Date: _________________________________________________

This proxy form is not valid unless it is signed and dated. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing  person to do such.

To be represented at the meeting, this proxy form must be received at the office of "CIBC Mellon Trust Company" by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting. The mailing address of CIBC Mellon Trust Company, 1600-1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9 and its fax number is (604) 688-4301.

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